July 11, 2006

Mail Stop 4561

Peter C. Minshall
Chief Executive Officer
Asset Capital Corporation, Inc.
7315 Wisconsin Avenue, Suite 205 East
Bethesda, MD 20814

      Re: Asset Capital Corporation, Inc.
            Registration Statement on Form S-11
            Amendment No. 3 filed July 7, 2006
            Registration No. 333-129087

Dear Mr. Minshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dividend Policy, page 48

1.   In light of your cumulative losses, please revise your disclosure to refer to the payment to shareholders as a "distribution" rather than a "dividend." In addition, please disclose the amount by which this distribution exceeded cumulative earnings and explain to readers how the distribution was funded considering your negative cash flows.

Our Properties and Structured Real Estate Investments, page 95

2.   Please disclose when you acquired the Timonium property and any gains/losses that will be incurred in connection with the sale of the property.

Unaudited Pro Forma Consolidated Statements of Operations, page 62 – 63

3.   Please tell us why you have excluded the pro forma adjustment to reflect amortization of deferred compensation costs arising from the issuances of restricted common stock and LTIP units, as if they were granted on January 1, 2005.

Exhibits

4.   Please file your legal opinion and a draft of the underwriting agreement with your next amendment so that we may have an opportunity to review them prior to your going effective.

Exhibit 23.2

5.   Please have your independent accountants update their consent to reflect an accurate report date related to their report covering the audit of Asset Capital Corporation, LLC.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Josh Forgione at 202-551-3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3404 or me at 202-551-3694 with any other questions.

                                                Sincerely,

                                                Owen Pinkerton
                                                Senior Counsel

cc: Greg Cope, Esq.